ECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 11-K



[ X ] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [fee required] for the fiscal year ending December 31, 1998.


                                      OR


[ ] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-652



A.    Full title of the Plan:

      EMPLOYEES' STOCK PURCHASE PLAN OF UNIVERSAL LEAF TOBACCO COMPANY, INCORPORATED AND DESIGNATED AFFILIATED COMPANIES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:


                             UNIVERSAL CORPORATION
                          1501 NORTH HAMILTON STREET
                           RICHMOND, VIRGINIA 23260
                                (804) 359-9311

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   EMPLOYEES' STOCK PURCHASE PLAN
                                   OF UNIVERSAL LEAF TOBACCO
                                   COMPANY, INCORPORATED AND
                                   DESIGNATED AFFILIATED COMPANIES



DATE:  June 16, 1999          /s/ Hartwell H. Roper
     ----------------         ------------------------------------------
                              Hartwell H. Roper
                              Executive  Vice  President and Chief  Financial Officer
                              Universal Leaf Tobacco Company, Inc.


                          Audited Financial Statements
                           and Supplemental Schedules

                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                     Years ended December 31, 1998 and 1997
                       with Report of Independent Auditors

                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                          Audited Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1998 and 1997
                       with Report of Independent Auditors





                                Table of Contents

                                                                                                        Page

Report of Independent Auditors...........................................................................1

Financial Statements

Statements of Net Assets Available for Plan Benefits, With Fund Information..............................2
Statements of Changes in Net Assets Available for Plan Benefits,
  With Fund Information..................................................................................3
Notes to Financial Statements............................................................................4


Supplemental Schedules                                                                                Schedules

Line 27a - Schedule of Assets Held for Investment Purposes...............................................1
Line 27d - Schedule of Reportable Transactions...........................................................2


                Report of Ernst & Young LLP, Independent Auditors

Human Resources Policy and Planning Team
Employees' Stock Purchase Plan of
Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies

We have audited the accompanying financial statements and supplemental schedules of the Employees' Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies (the Plan) as of December 31, 1998 and 1997 and for the year ended December 31, 1998 as listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                     /s/ ERNST & YOUNG LLP
Richmond, Virginia
June 16, 1999




                                         Employees' Stock Purchase Plan of
                                   Universal Leaf Tobacco Company, Incorporated
                                        and Designated Affiliated Companies

                    Statements of Net Assets Available for Plan Benefits, With Fund Information


                                                                      December 31, 1998
                                        ------------------------------------------------------------------------------
                                                            Fund Information
                                        --------------------------------------------------------------
                                                                                   Non-Participant
                                                 Participant Directed                 Directed
                                        ------------------------------------------- ------------------
                                                       LandAmerica
                                         Universal      Financial                     Universal
                                        Corporation    Group, Inc.      Fixed        Corporation
                                          Common          Common       Income          Common
                                        Stock Fund      Stock Fund      Fund         Stock Fund           Total
                                      ------------------------------------------- ------------------ ----------------

Common stock of Universal
Corporation, at market:
   1,217,673 shares                      $19,453,905    $        -     $      -       $23,316,859       $42,770,764

Common stock of LandAmerica
Financial Group, Inc., at market:
   26,096 shares                                   -     1,456,483            -                 -         1,456,483

Investment in a fund consisting
   of guaranteed investment
   contracts; 982,381 units                        -             -      982,381                 -           982,381

Temporary cash investments                     1,760             -            -             2,024             3,784
                                      ------------------------------------------- ------------------ ----------------

Net assets available for plan benefits   $19,455,665    $1,456,483     $982,381       $23,318,883       $45,213,412
                                      =========================================== ================== ================

                                                                     December 31, 1997
                                        ------------------------------------------------------------------------------
                                                               Fund Information
                                        -------------------------------------------------------------
                                                                                     Non-Participant
                                                  Participant Directed                   Directed
                                        ------------------------------------------  -----------------
                                                        LandAmerica
                                          Universal      Financial                     Universal
                                         Corporation    Group, Inc.      Fixed        Corporation
                                            Common         Common       Income           Common
                                          Stock Fund     Stock Fund      Fund          Stock Fund          Total
                                        ------------------------------------------  ----------------- ----------------
Common stock of Universal
Corporation, at market:
   1,259,808 shares                      $24,098,005    $        -     $      -       $27,708,261       $51,806,266

Common stock of Lawyers
Title Corporation, at market:
   31,469 shares                                   -       989,306            -                 -           989,306

Investment in a fund consisting
   of guaranteed investment
   contracts; 854,755 units                        -             -      854,755                 -           854,755

Temporary cash investments                         -             -       14,744                 -            14,744
                                      ------------------------------------------- ------------------ ----------------

Net assets available for plan benefits   $24,098,005      $989,306     $869,499       $27,708,261       $53,665,071
                                      =========================================== ================== ================


See accompanying notes.

                                         Employees' Stock Purchase Plan of
                                   Universal Leaf Tobacco Company, Incorporated
                                        and Designated Affiliated Companies


              Statements of Changes in Net Assets Available for Plan Benefits, With Fund Information





                                                                 Year ended December 31, 1998
                                       ----------------------------------------------------------------------------------
                                                               Fund Information
                                       -----------------------------------------------------------------
                                                                                       Non-Participant
                                                    Participant Directed                   Directed
                                       ----------------------------------------------- -----------------
                                                        LandAmerica
                                          Universal      Financial                        Universal
                                         Corporation    Group, Inc.        Fixed         Corporation
                                           Common          Common         Income            Common
                                         Stock Fund      Stock Fund        Fund           Stock Fund          Total
                                       ----------------------------------------------- ----------------- ----------------

Investment income:
   Net appreciation (depreciation)
     in market value of  investments    $  (3,577,173)   $   770,475     $       -       $  (4,158,549)     $(6,965,247)
   Cash dividends                             650,324              -             -             758,238        1,408,562
   Interest                                     4,798              -        58,210               5,426           68,434
                                       ----------------------------------------------- ----------------- ----------------
                                           (2,922,051)       770,475        58,210          (3,394,885)      (5,488,251)
Contributions:
   Employer                                         -              -             -           1,705,946        1,705,946
   Employee                                 1,589,207              -       116,739                   -        1,705,946
                                       ----------------------------------------------- ----------------- ----------------
                                            1,589,207              -       116,739           1,705,946        3,411,892
Withdrawals and forfeitures of
   employees' accounts                     (3,320,079)      (280,157)      (62,067)         (2,712,997)      (6,375,300)
Transfer among funds                           10,583        (23,141)            -              12,558                -
                                       ----------------------------------------------- ----------------- ----------------

Net increase (decrease)                    (4,642,340)       467,177       112,882          (4,389,378)      (8,451,659)

Net assets available for plan benefits:

   December 31, 1997                       24,098,005        989,306       869,499          27,708,261       53,665,071
                                       =============================================== ================= ================

   December 31, 1998                      $19,455,665    $ 1,456,483      $982,381         $23,318,883      $45,213,412
                                       =============================================== ================= ================



See accompanying notes.

                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                          Notes to Financial Statements

                     Years ended December 31, l998 and 1997



1. Description of the Plan

A complete description of Plan provisions including those relating to vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document which has been filed with the Securities and Exchange Commission. Copies of these documents and the prospectus relating to the Plan are available from the Universal Corporation Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General

The Plan is a defined contribution plan sponsored by Universal Leaf Tobacco Company, Incorporated (the Sponsor) for the benefit of certain salaried employees of the sponsor and designated affiliated companies (Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

After one year of service, employees may elect to contribute 1% to 5% of their total pay (including overtime and bonuses) by means of monthly payroll deductions. Employers match 100% of employee contributions except to the extent that the employer contribution is reduced by forfeitures from withdrawing participants.

Employees may elect to invest in the Universal Corporation Common Stock Fund, Fixed Income Fund or to divide their contributions equally between the two funds. Employers' contributions are invested only in the Universal Corporation Common Stock Fund.

Participant accounts

Each participant's account consists of participant's contributions, the Employer's matching contribution and credit from forfeitures and an allocation of the Plan's investment income. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                    Notes to Financial Statements (continued)





1. Description of the Plan (continued)

Vesting

Participants are fully vested in participant contributions and in Employer contributions in the event of retirement, disability or death. Otherwise, vesting in the Employer contributions occurs according to the following schedule:

          Years of service                       Vesting percentage
 ---------------------------------------  --------------------------------------

               0-4                                         0%
                 5                                       100%

Benefits

Participants who retire or become disabled may receive a distribution in a single lump sum or in annual installments over a period not to exceed ten years.

Termination

While the sponsor has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

LandAmerica Financial Group, Inc. Shares

During October 1991, each participant elected to either sell or hold all LandAmerica Financial Group, Inc. (formerly Lawyers Title Corporation) shares distributed to them as a dividend from the spin-off from Universal Corporation.

Pursuant to an IRS Ruling and applicable Treasury Regulations, participants were required to allocate their tax basis in the Universal Corporation Common Stock held at the time of the distribution between their Universal Corporation Common Stock and LandAmerica Financial Group, Inc. Common Stock (including any fractional share interest) in proportion to their relative fair market values at that time. Based on the average of the high and low trading prices of Universal Corporation Common Stock and

LandAmerica Financial Group, Inc. Common Stock on October 1, 1991, 95.343 percent of the basis was allocated to Universal Corporation Common Stock and
4.657 percent was allocated to LandAmerica Financial Group, Inc. Common Stock.

Participants continuing to hold LandAmerica Financial Group, Inc. shares may elect to sell 100% of their holdings as part of their regular semi-annual elections and have the proceeds invested in Universal Corporation Common Stock. No additional investments in LandAmerica Financial Group, Inc. Common Stock are permitted under the Plan.

2. Summary of Significant Accounting Policies

Investments

The Plan's investments are held by a bank-administered trust fund which changed from Signet Trust Company to Wachovia during 1998. Investments in the Common Stock Funds are carried at market value based upon quotations from the New York Stock Exchange. Dividends are recorded on the record date, and interest is accrued as earned.

Assets of the Fixed Income Fund are primarily invested in the Stable Value Fund I, a pooled fund of guaranteed investment contracts issued by life insurance companies and managed by Wachovia Trust Company. The guaranteed investment contracts are valued at contract value, which approximates market value. The rate of return of the fund is based on the crediting rate of the underlying guaranteed investment contracts. These contracts generally provide for a fixed rate of return over the term of the contract. During 1998 the average yield for the fund was 6.26% (6.5% in 1997), and at December 31, 1998 the crediting rating was 6.0% (6.5% at December 31, 1997).

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                    Notes to Financial Statements (continued)




3. Income Taxes

The Plan has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Internal Revenue Code and the related trust to be exempt from taxation under Section 501(a). Continued qualification of the Plan will depend on continued operation under the approved form. The Plan has been amended since receiving the tax determination letter; however, Universal Leaf Tobacco Company, Incorporated is not aware of any series of events or course of actions that may have adversely affected the qualified status of the Plan.

Until such time as a participant or his beneficiary withdraws from the Plan, no income tax is payable by the participant on contributions made by his employer on his behalf or interest and dividends added to his account. The income tax ramifications to employees with respect to the Plan are described in the Prospectus covering the Plan which is available to all employees.

4. Related Party Transactions

The administrative expenses of the Plan, which include Trustee's fees of $44,997 and $53,357 during the years ended December 31, l998 and 1997, respectively, are paid by the Sponsor and are not included in the accompanying financial statements.

Under the provisions of the Plan, shares of Universal Corporation Common Stock may be purchased from employees, including officers, at the closing price on the New York Stock Exchange on the date of purchase. Purchases from employees totaled $604,995 and $962,736 during the years ended December 31, 1998 and 1997, respectively. Included in these amounts are purchases from officers which amounted to $54,755 and $157,453 during the years ended December 31, l998 and 1997, respectively.

5. Year 2000 Issue (Unaudited)

The Sponsor has organized a task force to coordinate and monitor global Year 2000 status. Systems and equipment may malfunction due to the inability to recognize a date ending with the digits "00." The Sponsor has completed an analysis of its hardware and computer systems, has begun modifying or replacing non-compliant systems and has also begun assessing the Year 2000 compliance of its key suppliers. The evaluation and implementation of corrective actions are expected to be completed by September 30, 1999. The Sponsor does not expect that its Year 2000 project will have a significant impact on plan operations.

                             Supplemental Schedules

                                   Schedule 1

                     Line 27a - Schedule of Assets Held for
                               Investment Purposes

                                                                    Schedule 1



                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                                           Description of Investment
                                                            Including Maturity Date,
                                                               Rate of Interest,
             Identity of Issue, Borrower,                 Collateral, Par or Maturity                         Market
                Lessor or Similar Party                              Value                   Cost             Value
--------------------------------------------------------  ----------------------------------------------------------------
Universal Corporation Common Stock Fund
   Common stock of Universal Corporation*                          1,217,673               $27,823,015       $42,770,764
   Temporary cash investments                                          3,784                     3,784             3,784
                                                                                       -----------------------------------

                                                                                           $27,826,799       $42,774,548
                                                                                       ===================================

LandAmerica Financial Group, Inc.
   Common Stock Fund
     Common stock of LandAmerica Financial
       Group, Inc.                                                    26,096             $      92,051     $   1,456,483

Fixed Income Fund
   Investments in a fund consisting of guaranteed
     investment contracts                                            982,381             $     982,381     $     982,381



*Indicates party-in-interest to the Plan.



                                   Schedule 2

                        Line 27d - Schedule of Reportable
                                  Transactions

                                                                     Schedule 2



                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                  Line 27d- Schedule of Reportable Transactions

                                December 31, 1998


                                                                                                    (h) Current
                                                                                                   Value of Asset    (i) Net
   (a) Identity of                                         (c) Purchase (d) Selling  (g) Cost of   on Transaction     Gain
   Party Involved               (b) Description               Price        Price        Asset           Date        or (Loss)
-------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of Transactions in Excess of 5% of Plan Assets
------------------------------------------------------------------------

  **                 Universal Stock                         $4,695,651            -   $4,695,651     $4,695,651        -

  First Union        The Virtus Money Market Fund             1,419,696            -    1,419,696      1,419,696        -
                                                                      -    1,288,060    1,288,060      1,288,060        -

  First Union        Evergreen Select Money Market Fund       2,081,236            -    2,081,236      2,081,236        -
                                                                      -    2,399,962    2,399,962      2,399,962        -

  Wachovia           DTF Short Term Investment Fund           2,349,505            -    2,349,505      2,349,505        -
                                                                      -    2,032,111    2,032,111      2,032,111        -





There were no category (i), (ii), or (iv) reportable transactions during 1998.

Columns (e) and (f) are not applicable.

** Transactions made on market.